UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

 6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXPLANATORY NOTE

This current report on Form 6-K is being furnished by Auna S.A. (the “Company”) for the purposes of (i) providing management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2025 and 2024 and (ii) updating certain disclosures and Risk Factors from our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on April 10, 2025, as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on May 7, 2025.

TABLE OF CONTENTS

EXHIBIT
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 and 2024
99.2	Other Disclosures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: October 28, 2025